                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 32)*



                         AMERICAN REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
                     -----------------------------------
                                (CUSIP Number)

                              Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                 Dallas, Texas 75231          (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                March 15, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.    029-177-409                                   PAGE 2 OF 13 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     2,456,430
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                    2,456,430
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,456,430
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      41.9
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  029-177-409                                       PAGE 3 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      National Operating, L.P.
      75-2163170
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     97,866
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     97,866
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     97,866
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.7
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  029-177-409                                       PAGE 4 OF 15  PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599759
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     49,166
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     49,166
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     49,166
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.8
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                        PAGE 5 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Mortgage and Equity Trust
      94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     409,044
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     409,044
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      409,044
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.0
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                              CUSIP NO.029-177-409

Item 1. Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on March 9, 1995. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), and Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         BCM, CMET, NOLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act (of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of BCM are also executive officers of CMET. Gene E. Phillips ("Phillips") is a general partner of Syntek Asset Management, L. P. ("SAMLP"), which is the general partner of NOLP.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. It's principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

        Name               Position(s) with BCM
        ----               --------------------
Randall M. Paulson         President

Oscar W. Cashwell          Executive Vice President

Thomas A. Holland          Executive Vice President and
                             Chief Financial Officer

Clifford C. Towns, Jr.     Executive Vice President, Finance

Bruce A. Endendyk          Executive Vice President

Cooper B. Stuart           Executive Vice President

Mark W. Branigan           Executive Vice President

Robert A. Waldman          Senior Vice President, General
                             Counsel and Secretary

Drew D. Potera             Vice President, Treasurer and Securities Manager

Mickey Ned Phillips        Director

Ryan T. Phillips           Director

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President, Finance of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. Mickey Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Mr. Phillips is a citizen of the United States of America.

         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of March 1, 1996, the Company owned 37.7% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET;

        Name               Position(s) with CMET
        ----               ---------------------
Randall M. Paulson         President

Thomas A. Holland          Executive Vice President and
                             Chief Financial Officer

Bruce A. Endendyk          Executive Vice President

Robert A. Waldman          Senior Vice President, Secretary
                             and General Counsel

Drew D. Potera             Treasurer

Bennett B. Sims            Trustee

Ted P. Stokely             Trustee

Martin L. White            Trustee

John P. Parsons            Trustee

Edward G. Zampa            Trustee

         Information with respect to Messrs. Paulson, Holland, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. Sims, business address is 62 W. 91st Street, Apt #3, New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Parsons' business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parsons is chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parsons is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood

Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended to read as follows:

         The purpose of the acquisition of the Shares by BCM is for investment and additionally, to better align the interests of BCM with the Stockholders of the Company.

         The Reporting Persons consider the Shares to be an attractive investment and anticipate that they may, subject to prevailing market conditions, availability of financing and other factors, increase their ownership of the Company through additional market purchases.

Item 5. Interest in Securities of the Issuer

         Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                                Shares Owned Directly
                                ---------------------

                               Number of     Percent of
Name                            Shares       Class (1)
- ----                           ---------     ----------
BCM                            2,456,430         41.9%
CMET                             409,044          7.0%
NOLP                              97,866          1.7%
GEP Trust                         49,166          0.8%

         TOTAL                 3,012,506         51.4%


    Shares Owned Beneficially
    -------------------------

                               Number of     Percent of
Name                            Shares       Class (1)
- ----                           ---------     ----------
BCM                            2,456,430         41.9%
CMET                             409,044          7.0%
NOLP                              97,866          1.7%
GEP Trust                         49,166          0.8%
Ryan T. Phillips (2)(3)        2,505,596         42.7%
M. Ned Phillips (2)            2,456,430         41.9%
Phillips (4)                      97,866          1.7%

Total shares beneficially
  owned by Reporting Persons   3,012,506         51.4%

- ---------------------------

(1) Percentage calculations are based upon 5,858,328 Shares outstanding at March 1, 1996. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in
         Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b)     Voting and Dispositive Power

                 The Trustee of GEP Trust has complete voting and dispositive power over the 49,166 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 409,044 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 2,456,430 Shares held by BCM.

         (c)     Transactions in Securities

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting               Number of  Price      Type of
Person     Data         Shares     Per Share  Transaction
- ------     ----         ------     ---------  -----------
BCM        01/18/96      1,000     $8.375     Open Market
BCM        01/19/96        300     $8.500     Open Market
BCM        01/22/96        100     $8.500     Open Market
BCM        01/22/96        100     $8.250     Open Market
BCM        01/23/96      1,000     $8.500     Open Market
BCM        01/26/96        300     $8.500     Open Market
BCM        02/01/96        200     $9.500     Open Market
BCM        02/02/96        300     $9.500     Open Market
BCM        02/06/96        500     $9.500     Open Market
BCM        02/06/96        200     $9.500     Open Market
BCM        02/07/96      1,000     $9.500     Open Market
BCM        02/07/96        200     $9.500     Open Market
BCM        02/08/96        100     $9.500     Open Market
BCM        02/09/96        700     $9.500     Open Market
BCM        02/12/96      1,000     $9.500     Open Market
BCM        02/14/96      1,166     $9.500     Open Market
BCM        02/15/96      2,000     $9.500     Open Market
BCM        02/20/96        700     $9.500     Open Market
BCM        02/21/96        300     $9.500     Open Market
BCM        02/21/96      1,000     $9.500     Open Market
BCM        02/23/96      1,000     $9.500     Open Market

         Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         BCM has pledged 44,000 shares to Advest, Inc., pledged 52,000 shares to Advisors Group, pledged 2,000 shares to Allied Research, pledged 50,000 shares to American Express Financial, pledged 36,000 shares to Baker & Co., Inc., pledged 366,560 shares to Bear Stearns & Co., pledged 43,272 shares to Brown & Company, pledged 24,000 shares to Chatfield Dean & Co., pledged 27,000 shares to Chemical Securities, pledged 42,000 shares to CJ Lawrence, Inc., pledged 47,000 shares to Cowen & Company, pledged 188,200 shares to Dean Witter, pledged 50,000 shares to Dillon Read and Co., pledged 137,000 shares to Everen Sec. (CA), pledged 52,000 shares to Everen Sec. (TX), pledged 58,000 shares to H D Vest Financial Services, pledged 48,000 shares to Hambrecht & Quist Incorporated, pledged 25,000 shares to Interstate/JL, pledged 2,000 shares to JB Oxford, pledged 40,000 shares to Jefferies (TX), pledged 42,000 shares to Kirkpatrick Pettis, pledged 54,000 shares to

Legg Mason, pledged 42,400 shares to Legg Mason (TX), pledged 44,000 shares to Lombard, pledged 24,000 shares to Montgomery, pledged 120,900 shares to NationsBank Cap., pledged 36,200 shares to the Ohio Company, pledged 52,000 shares to Olde, pledged 120,200 shares to Oppenheimer (TX), pledged 38,110 shares to Paine Webber (WA), pledged 42,000 shares to The Principal, pledged 44,400 shares to Quick & Reilly, pledged 38,000 shares to Raymond James, pledged 43,526 shares to Regions Investment, pledged 43,000 shares to Rodman & Renshaw, pledged 46,000 shares to Signet, pledged 57,200 shares to Southwest Sec., pledged 45,400 shares to Wachovia, pledged 104,500 shares to Wedbush Morgan, and pledged 47,500 shares to Worthen in stock margin accounts maintained by it with such brokers.

         NOLP has pledged 97,866 shares to Lehman (NY) in stock margin accounts maintained by it with such broker.

         CMET has pledged 15,400 shares to Jeffries & Co., pledged 81,400 shares to JW Charles, pledged 229,526 shares to Neuberger & Berman, and pledged 82,682 shares to Smith Barney in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 49,166 shares to Dean Witter in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: April 3, 1996.

                                        BASIC CAPITAL MANAGEMENT, INC.

                                        By: /s/ DREW D. POTERA
                                           -----------------------------------
                                            Drew D. Potera
                                            Vice President


                                        NATIONAL OPERATING, L.P.

                                        By: Syntek Asset Management, L.P.
                                            General Partner


                                            By: Syntek Asset Management, Inc.
                                                Managing General Partner


                                            By: /s/ RANDALL M. PAULSON
                                               -------------------------------
                                                Randall M. Paulson
                                                President


                                        GENE E. PHILLIPS CHILDREN'S TRUST

                                        By: /s/ DONALD W. PHILLIPS
                                           -----------------------------------
                                            Donald W. Phillips
                                            Trustee


                                        CONTINENTAL MORTGAGE AND EQUITY TRUST

                                        By: /s/ RANDALL M. PAULSON
                                           -----------------------------------
                                            Randall M. Paulson
                                            President